Annual Report

Cover Page

Name of issuer:

The Wellness Holding Inc.

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 2/12/2024

Physical address of issuer:

8383 Wilshire Boulevard
Suite 800
Beverly Hills CA 90211

Website of issuer:

https://nourished3.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

Prior fiscal

	Most recent fiscal year-end:	year-end:
Total Assets:	$395,486.00	$445,145.00
Cash & Cash Equivalents:	$41,813.00	$259,432.00
Accounts Receivable:	$24,987.00	$1,572.00
Current Liabilities:	$542,027.00	$426,005.00
Non-Current Liabilities:	$114,758.00	$67,783.00
Revenues/Sales:	$215,735.00	$117,862.00
Cost of Goods Sold:	$90,466.00	$34,446.00
Taxes Paid:	$0.00	$0.00
Net Income:	($169,422.00)	($127,039.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Wellness Holding Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Mahmud Al-Smadi	Chief Executive Officer	Nourished3	2024
Annie Jaffrey	Chief Brand Officer	Nourished3	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mahmud Al-Smadi	CEO	2024
Mahmud Al-Smadi	Treasurer	2024
Mahmud Al-Smadi	President	2024
Annie Jaffrey	Vice President	2024
Annie Jaffrey	Secretary	2024
Annie Jaffrey	CBO	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Annie Jaffrey	23663.0 Common Stock	50.0
Mahmud Al-Smadi	23663.0 Common Stock	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon

the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The business operates in an over-saturated market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those we provide or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition, or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.
>
> Our future success depends on the efforts of our skilled management team however there can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
>
> The Company relies on third-party suppliers and manufacturers for the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products. If products are damaged or contaminated coming from the suppliers that could affect inventory and shipments.
>
> The Company is a mission driven business that is focused on providing a product that is both safe and environmentally-friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs.
>
> The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that the Investor will not lose a substantial portion or all of the investment. For this reason, investors should carefully read the all disclosure material (Form C) and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

No representation or warranty of any kind is made by the Company or its management team or advisors with respect to any tax consequences of any investment in the Company. The Investor should seek its own tax advice concerning the tax consequences of an investment in the Company. In making an investment decision, the Investor must rely on its own examination of the Company and the terms of this offering, including the merits and risks involved. The Investor should consult its own counsel, accountant, financial advisor, or other professional adviser as to investment, legal, tax and other related matters concerning the Lead Investor's proposed investment.

Control of the Company and all of its operations are, and will remain, solely with its Board of Directors, Officers, and Principal Security Holders. Purchasers of the securities will have no vote and no control over the management and affairs of the Company.

The Company expects that it will need to raise additional capital subsequent to this offering to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital will be available on terms favorable to the Investor or at all. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that Company will raise any particular amount in this offering or in the subsequent offerings.

The Company may revise the use of proceeds and any other material change of this offering through an amendment of this Agreement, and through an amendment and filing of a Form C/A with the Securities Exchange Commission (SEC). The Investor understands that if the material change occurs during the offering period, then they must reconfirm their commitment within five (5) business days of the amendment in order to accept these changes. Otherwise, the Investor's commitment will be considered cancelled under the Securities Laws. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

The Company operates primarily online which has certain risks inherent within this form of operating including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues occur, it could impact the profits and overall operations of the Company, which could undermine the investment of the Investor. It is quite possible that the Investor may lose a portion or its entire investment if any of the foregoing issues occur.

The shares offered by the Company have not been registered with the

The shares offered by the Company have not been registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of these shares is made in reliance on an exemption from registration pursuant to Regulation Crowdfunding of the SEC. In addition, the shares being offered have not been submitted to any rating agency to obtain an opinion or rating of the risk of investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Shares	47326	47326	Yes
Preferred Shares	47674	0	No
SAFE Notes		3 Instruments	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	Employee Stock Option Pool: 5000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	PayPal (Europe) S.à r.l.
Issue date	08/25/25
Amount	$6,523.00
Outstanding principal plus interest	$4,554.00 as of 12/31/25
Current with payments	Yes

PayPal Business Credit GmbH. €8,000 + €1,038 fixed fee. Repaid at 30% of PayPal sales. Still outstanding.

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
5/2024	Section 4(a)(2)	SAFE	$100,000	General operations
7/2024	Section 4(a)(2)		$40,113	General operations
3/2025	Regulation Crowdfunding	SAFE	$461,310	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Annie Jaffrey UG
Amount Invested	$52,705.00
Transaction type	Loan
Issue date	05/01/24
Outstanding principal plus interest	$37,505.00 as of 06/23/26
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Director and 50% shareholder of The Wellness Holding Inc.

Officer loan from Annie Jaffrey UG (a German entity controlled by Director Annie Jaffrey) to Nourished3 Inc. Original amount $52,705. During FY2025, $15,200 was repaid in cash. Outstanding balance at December 31, 2025: $37,505. No forgiveness agreement has been executed. Non-interest-bearing, no fixed maturity date.

Name	Mahmud Al-Smadi
Amount Invested	$1,130.00
Transaction type	Loan
Issue date	04/24/23
Outstanding principal plus interest	$0.00 as of 12/31/25
Current with payments	Yes
Relationship	CEO and 50% shareholder

Name	Annie Jaffrey UG
Amount Invested	$40,113.00
Transaction type	Other
Issue date	07/01/24
Relationship	Director and 50% shareholder

Capital contribution from Annie Jaffrey UG to Nourished3 Inc.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this

Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- ☑ Yes
- ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion together with the consolidated financial statements and related notes included in this filing. Some information below contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. All projections are estimates and are not guaranteed.

Overview
The Wellness Holding Inc. is the Skin–Gut–Brain Health Company — a skin health protocol company at the intersection of beauty, gut health, and stress biology. The Company operates through two wholly-owned subsidiaries: Nourished3 Inc. (Delaware, US DTC) and Nourished3 GmbH (Munich, EU DTC). Through its Triple Biotic® protocol — Clear Skin® Collection (postbiotic skincare), Clarify Within® (probiotic supplement), and Calm Within® (prebiotic adaptogen) — Nourished3 is the only system on the market that addresses all three axes of the Skin–Gut–Brain connection simultaneously.
The Company was incorporated in Delaware in February 2024 as a holding entity. Since then it has built a compound competitive moat that no competitor can replicate: a 1.2M+ founder-led audience (827K YouTube + 241K Instagram), a published peer-reviewed book (The Skin–Gut–Brain Reset, EN + DE), a 12-week third-party clinical microbiome study underway with HelloBiome (Dr. Elsa Jungman PhD + Dr. Grace Park PhD), top-decile retention metrics, and a protocol system that drives compounding LTV. Cumulative gross sales across EU and US Shopify have exceeded $1M since launch.
The Company is not raising to find product-market fit. It is raising to scale retention that already exists.

Milestones
Since inception, the Company has:
- Generated $1.2M+ in cumulative gross sales across EU and US channels with zero paid media spend at scale

- Achieved 84.9% returning customer rate (2.6x the 25–40% industry benchmark) and 83.5% 90-day reorder rate

- Grown 3-year cohort LTV from $162 (FY2022) to $374 (FY2025) — a 131% increase driven entirely by protocol adoption

- Launched the complete Triple Biotic® protocol across 6 SKUs, made in Italy, vegan, fragrance-free, with 15 clinically backed trademarked ingredients and 300+ flare-linked biological pathways covered

- Published The Skin–Gut–Brain Reset in English and German editions, peer-reviewed by Dr. Amine Zorgani PhD (Microbiome) and Nicole Barnett ND (Nutrition & Integrative Medicine) — no competitor has a published book in this category

- Initiated a 12-week HelloBiome third-party clinical microbiome study on the full Trifecta protocol, with results expected to unlock retail buyer credibility, practitioner referral channels, stronger claim language, and valuation inflection
- Validated paid acquisition economics across 84 campaigns: best EU ROAS of 7.4x at €15 cost per purchase, 6.7x LTV:CAC ratio (above XRC Ventures 5x "excellent" benchmark)

- Raised $561,310 gross ($529,459 net) across three SAFE instruments from 467 investors through Wefunder Reg CF and one direct angel investor- Built a 40K email list with 72% open rate and 5K SMS subscribers — the real commercial engine behind the 1.2M+ founder audience

Historical Results of Operations
FY2025 vs FY2024:
- Net revenue increased 83% to $215,735 in FY2025 from $117,862 in FY2024, driven by organic founder-led acquisition with zero paid media spend at scale. - Gross profit increased to $125,269 (58.1% consolidated gross margin) from $83,416 (70.8%) in FY2024.

- The FY2025 consolidated gross margin reflects dilution from the launch of the Clarify Within® and Calm Within® supplement SKUs; the EU skincare standalone gross margin is 68.4%. Gross margin is expected to recover to 64%+ in FY2026 as supplement volume scales.
Total operating expenses were $293,024 in FY2025 versus $201,945 in FY2024, reflecting increased investment in advertising and marketing ($146,719 vs $46,486), EU selling and distribution ($30,882), and GmbH personnel.

Net loss for FY2025 was $169,422 versus $127,039 in FY2024. These losses reflect deliberate investment in protocol development, supplement launch, clinical study funding, and brand infrastructure ahead of paid acquisition scale.
Assets: As of December 31, 2025, the Company had total assets of $395,486, including $41,813 in cash and $249,992 in inventory. As of December 31, 2024, total assets were $445,145, including $259,432 in

cash and $110,248 in inventory.
Liabilities: As of December 31, 2025, total liabilities were $656,786, including $529,457 in SAFE Notes Payable classified as financial liabilities under ASC 480. These SAFE instruments carry no interest, no maturity date, and no cash repayment obligation — they convert to equity at the next priced round. Current liabilities of $542,027 are primarily SAFE notes ($529,457); operating payables are minimal ($4,476).
Net Loss: Net loss was $169,422 for FY2025 and $127,039 for FY2024. These losses reflect the Company's build phase — prioritizing retention infrastructure and protocol completion over paid acquisition. The retention metrics produced during this period (84.9% returning customer rate, $374 LTV, 6.7x LTV:CAC) validate the approach.

Related Party Transactions
Refer to Note 6 of the consolidated financial statements for full disclosure. Key transactions: officer loan from Annie Jaffrey UG to Nourished3 Inc. ($37,505 outstanding at December 31, 2025; $52,705 original, $15,200 repaid in FY2025); Veritas Investments UK Ltd (controlled by a sibling of Annie Jaffrey) participates in the Wefunder Early Bird SPV on terms identical to all participants.

Liquidity and Capital Resources
The Company has been funded through $529,459 net in SAFE instruments (three instruments: Mehir Naeem direct SAFE $99,978; Wefunder Early Bird SPV $238,010; Wefunder Regular SPV $191,469), $250,000+ in founder self-funded contributions, and ongoing DTC revenue averaging approximately $12,000/month across EU and US Shopify as of H1 2026. Total capital deployed since founding is $827,288 — the $297,829 difference between deployed capital and Wefunder proceeds represents direct founder contributions.
The Company has disclosed a going concern condition in its financial statements. Consolidated cash was $41,813 at December 31, 2025 and approximately $4,683 as of June 2026. Management believes the going concern is mitigated by: ongoing DTC revenue, working capital facilities at the GmbH level (Shopify Capital and PayPal Business Credit), the active Wefunder campaign, and the absence of any debt maturity or cash repayment obligations on SAFE instruments.
The Company believes that raising additional capital is the clearest and most direct path to profitability. The $561,310 raised through this Wefunder campaign — while fully deployed into operations, product development, and clinical investment — was insufficient (37.4% of the $1.5M target) to fund the paid acquisition strategy that would accelerate revenue to the monthly breakeven threshold of approximately $27,000–$30,000. Additional capital is not required to prove the model — it is required to scale what is already working.

Runway and Short/Mid-Term Outlook
As of June 2026, combined monthly revenue is approximately $12,000 across EU and US Shopify, with COGS of approximately $2,074/month (17%) and operational expenses of approximately $8,000/month. Current cash of approximately $4,683 is supported by ongoing revenue and GmbH working capital facilities.
Over the next 6 months (July–December 2026), under the organic-only trajectory, the Company projects combined net revenue of approximately $140,000–$165,000 for full-year FY2026. Revenue upside drivers include: supplement protocol cross-sell increasing AOV toward €/$120+; Beauty & Wellness retail entry (Goop, Credo,

Harrods, Bergdorf, KaDeWe) targeted within 12 months; spa and hotel channel activation (Four Seasons, Rosewood, Soho House, Equinox); clinical study completion unlocking retail credibility and practitioner referral channels; and paid media deployment at validated 7.4x best EU ROAS once capital is available.

Without additional capital, organic-only profitability is projected in FY2029 or later. With meaningful capital deployed into paid acquisition at target 3x+ ROAS, the model projects profitability in mid-FY2027. All projections are forward-looking estimates and are not guaranteed.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Mahmud Al-Smadi, certify that:

(1) the financial statements of The Wellness Holding Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of The Wellness Holding Inc. included in this Form reflects accurately the information reported on the tax return for The Wellness Holding Inc. filed for the most recently completed fiscal year.

Mahmud Al-Smadi

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to

the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://nourished3.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Annie Jaffrey
Mahmud Al-Smadi
Mahmud Al-Smadi

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer

and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Annie Jaffrey
- Mahmud Al-Smadi
- Mahmud Al-Smadi

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Wellness Holding Inc.

By

Mahmud Al-Smadi

Chief Executive Officer & Co-founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Mahmud Al-Smadi

Chief Executive Officer & Co-founder
6/23/2026

Mahmud Al-Smadi

Chief Executive Officer & Co-founder
6/23/2026

Annie Jaffrey

Chief Brand Officer & Co-founder
7/20/2026